Exhibit 99.2

Financial Highlights

UDR, Inc.
As of End of Second Quarter 2020
(Unaudited) [1]

Dollars in thousands, except per share and unit	Actual Results 2Q 2020	Actual Results YTD 2020
GAAP Metrics		
Net income/(loss) attributable to UDR, Inc.	$57,771	$62,992
Net income/(loss) attributable to common stockholders	$56,709	$60,864
Income/(loss) per weighted average common share, diluted	$0.19	$0.21
Per Share Metrics		
FFO per common share and unit, diluted	$0.51	$1.04
FFO as Adjusted per common share and unit, diluted	$0.51	$1.05
Adjusted Funds from Operations ("AFFO") per common share and unit, diluted	$0.47	$0.98
Dividend declared per share and unit	$0.36	$0.72
Combined Same-Store Operating Metrics [4]		
Combined Revenue growth	-2.1%	0.3%
Combined Expense growth	2.5%	2.1%
Combined NOI growth	-4.0%	-0.4%
Combined Physical Occupancy	96.3%	96.6%

Property Metrics	Homes	Communities	% of Total NOI
Combined Same-Store [4]	42,639	136	83.7%
Acquired JV Same-Store Portfolio [4]	(3,619)	(11)	-7.1%
UDR Same-Store	39,020	125	76.6%
Stabilized, Non-Mature	4,021	10	8.8%
Acquired JV Same-Store Portfolio [4]	3,619	11	7.1%
Redevelopment	652	2	2.0%
Development, completed	59	-	0.0%
Non-Residential / Other	N/A	N/A	0.6%
Joint Venture (includes completed Joint Venture developments) [2]	3,130	14	4.9%
Total completed homes	50,501	162	100%
Under Development	819	3	-
Total Quarter-end homes [2][3]	51,320	165	100%

Balance Sheet Metrics (adjusted for non-recurring items)

	2Q 2020	2Q 2019
Consolidated Interest Coverage Ratio	4.7x	5.0x
Consolidated Fixed Charge Coverage Ratio	4.6x	4.9x
Consolidated Debt as a percentage of Total Assets	34.2%	32.1%
Consolidated Net Debt-to-EBITDAre	6.2x	5.4x



CityLine, Seattle, WA

2Q 2020 Combined Same-Store Additions



Peridot Palms, Tampa, FL

(1) See Attachment 16 for definitions and other terms.

(2) Joint venture NOI is based on UDR's share. Homes and communities at 100%.

(3) Excludes 2,483 homes that are part of the Developer Capital Program as described in Attachment 12(B).

(4) Amounts include the Acquired JV Same-Store Portfolio Communities as if these communities were 100% owned by UDR during all periods presented. These communities were stabilized as of the beginning of the prior year, were not in process of any substantial redevelopment activities, and were not held for disposition. Because these communities became wholly owned by UDR in 2019 (the 11 communities and 3,619 homes were previously owned by UDR unconsolidated JVs), they are not included in the UDR Same-Store Communities. These 11 communities will be eligible to join the UDR Same-Store Communities on January 1, 2021.



Attachment 1

UDR, Inc.
Consolidated Statements of Operations
(Unaudited) [1]

In thousands, except per share amounts	Three Months Ended June 30,		Six Months Ended June 30,	
	2020	2019	**2020**	2019
REVENUES:				
Rental income [2]	$ **305,982**	$ 278,463	$ **626,075**	$ 546,385
Joint venture management and other fees	**1,274**	2,845	**2,662**	5,596
Total revenues	**307,256**	281,308	**628,737**	551,981
OPERATING EXPENSES:				
Property operating and maintenance	**48,717**	42,894	**98,200**	84,833
Real estate taxes and insurance	**45,012**	35,834	**90,157**	72,134
Property management	**8,797**	8,006	**18,000**	15,709
Other operating expenses	**6,100**	2,735	**11,066**	8,381
Real estate depreciation and amortization	**155,056**	117,934	**310,532**	230,402
General and administrative	**10,971**	12,338	**25,949**	24,805
Casualty-related charges/(recoveries), net	**102**	246	**1,353**	246
Other depreciation and amortization	**2,027**	1,678	**4,052**	3,334
Total operating expenses	**276,782**	221,665	**559,309**	439,844
Gain/(loss) on sale of real estate owned	**61,303**	5,282	**61,303**	5,282
Operating income	**91,777**	64,925	**130,731**	117,419
Income/(loss) from unconsolidated entities [2]	**8,021**	6,625	**11,388**	6,674
Interest expense	**(38,597)**	(34,417)	**(77,914)**	(67,959)
Interest income and other income/(expense), net	**2,421**	1,310	**5,121**	11,123
Income/(loss) before income taxes	**63,622**	38,443	**69,326**	67,257
Tax (provision)/benefit, net	**(1,526)**	(125)	**(1,690)**	(2,337)
Net Income/(loss)	**62,096**	38,318	**67,636**	64,920
Net (income)/loss attributable to redeemable noncontrolling interests in the OP and DownREIT Partnership	**(4,291)**	(2,652)	**(4,604)**	(4,709)
Net (income)/loss attributable to noncontrolling interests	**(34)**	(47)	**(40)**	(89)
Net income/(loss) attributable to UDR, Inc.	**57,771**	35,619	**62,992**	60,122
Distributions to preferred stockholders - Series E (Convertible)	**(1,062)**	(1,031)	**(2,128)**	(2,042)
Net income/(loss) attributable to common stockholders	$ **56,709**	$ 34,588	$ **60,864**	$ 58,080
Income/(loss) per weighted average common share - basic:	**$0.19**	$0.12	**$0.21**	$0.21
Income/(loss) per weighted average common share - diluted:	**$0.19**	$0.12	**$0.21**	$0.21
Common distributions declared per share	**$0.3600**	$0.3425	**$0.7200**	$0.6850
Weighted average number of common shares outstanding - basic	**294,710**	281,960	**294,584**	279,494
Weighted average number of common shares outstanding - diluted	**295,087**	282,575	**295,083**	280,081

(1) See Attachment 16 for definitions and other terms.

(2) During the three months ended June 30, 2020, UDR collected 96.1% of billed residential revenue and 70.8% of billed retail revenue. Of the 3.9% and 29.2% not collected, UDR reserved (reflected as a reduction to revenues) approximately 1.7% or $5.5 million for residential, including $0.4 million for UDR's share from unconsolidated joint ventures, and 163.6% or $3.5 million, including straight-line rent receivables and $0.1 million for UDR's share from unconsolidated joint ventures, for retail. The reserves are based on probability of collection.



Attachment 2

UDR, Inc.
Funds From Operations
(Unaudited) [1]

In thousands, except per share and unit amounts	Three Months Ended June 30,				Six Months Ended June 30,			
		2020		2019		2020		2019
Net income/(loss) attributable to common stockholders	$	56,709	$	34,588	$	60,864	$	58,080
Real estate depreciation and amortization		155,056		117,934		310,532		230,402
Noncontrolling interests		4,325		2,699		4,644		4,798
Real estate depreciation and amortization on unconsolidated joint ventures		8,745		15,211		17,561		30,885
Net gain on the sale of unconsolidated depreciable property		-		(5,251)		-		(5,251)
Net gain on the sale of depreciable real estate owned		(61,303)		-		(61,303)		-
Funds from operations ("FFO") attributable to common stockholders and unitholders, basic	$	163,532	$	165,181	$	332,298	$	318,914
Distributions to preferred stockholders - Series E (Convertible) [2]		1,062		1,031		2,128		2,042
FFO attributable to common stockholders and unitholders, diluted	$	164,594	$	166,212	$	334,426	$	320,956
FFO per weighted average common share and unit, basic	$	0.52	$	0.54	$	1.05	$	1.05
FFO per weighted average common share and unit, diluted	$	0.51	$	0.54	$	1.04	$	1.05
Weighted average number of common shares and OP/DownREIT Units outstanding - basic		317,096		304,696		316,891		302,998
Weighted average number of common shares, OP/DownREIT Units, and common stock equivalents outstanding - diluted		320,426		308,322		320,372		306,596
Impact of adjustments to FFO:								
Promoted interest on settlement of note receivable, net of tax	$	-	$	-	$	-	$	(6,482)
Legal and other costs		1,586		-		2,344		3,660
Net gain on the sale of non-depreciable real estate owned		-		(5,282)		-		(5,282)
Unrealized (gain)/loss on unconsolidated technology investments, net of tax		(3,334)		-		(3,302)		(229)
Severance costs and other restructuring expense		-		-		1,642		-
Casualty-related charges/(recoveries), net		249		246		1,648		261
Casualty-related charges/(recoveries) on unconsolidated joint ventures, net		-		81		31		227
	$	(1,499)	$	(4,955)	$	2,363	$	(7,845)
FFO as Adjusted attributable to common stockholders and unitholders, diluted	$	163,095	$	161,257	$	336,789	$	313,111
FFO as Adjusted per weighted average common share and unit, diluted	$	0.51	$	0.52	$	1.05	$	1.02
Recurring capital expenditures		(12,504)		(12,750)		(21,713)		(19,968)
AFFO attributable to common stockholders and unitholders, diluted	$	150,591	$	148,507	$	315,076	$	293,143
AFFO per weighted average common share and unit, diluted	$	0.47	$	0.48	$	0.98	$	0.96

(1) See Attachment 16 for definitions and other terms.

(2) Series E preferred shares are dilutive for purposes of calculating FFO per share for the three and six months ended June 30, 2020 and June 30, 2019. Consequently, distributions to Series E preferred stockholders are added to FFO and the weighted average number of shares are included in the denominator when calculating FFO per common share and unit, diluted.



Attachment 3

UDR, Inc.
Consolidated Balance Sheets
(Unaudited) [1]

In thousands, except share and per share amounts		June 30, 2020		December 31, 2019
ASSETS				
Real estate owned:				
Real estate held for investment	$	12,643,851	$	12,532,324
Less: accumulated depreciation		(4,372,321)		(4,131,330)
Real estate held for investment, net		8,271,530		8,400,994
Real estate under development				
(net of accumulated depreciation of $203 and $23)		131,585		69,754
Total real estate owned, net of accumulated depreciation		8,403,115		8,470,748
Cash and cash equivalents		833		8,106
Restricted cash		22,043		25,185
Notes receivable, net		155,956		153,650
Investment in and advances to unconsolidated joint ventures, net		598,058		588,262
Operating lease right-of-use assets		202,586		204,225
Other assets		181,880		186,296
Total assets	$	9,564,471	$	9,636,472
LIABILITIES AND EQUITY				
Liabilities:				
Secured debt	$	1,112,870	$	1,149,441
Unsecured debt		3,653,934		3,558,083
Operating lease liabilities		197,092		198,558
Real estate taxes payable		31,952		29,445
Accrued interest payable		47,087		45,199
Security deposits and prepaid rent		45,607		48,353
Distributions payable		115,254		109,382
Accounts payable, accrued expenses, and other liabilities		111,264		90,032
Total liabilities		5,315,060		5,228,493
Redeemable noncontrolling interests in the OP and DownREIT Partnership		834,466		1,018,665
Equity:				
Preferred stock, no par value; 50,000,000 shares authorized				
2,695,363 shares of 8.00% Series E Cumulative Convertible issued				
and outstanding (2,780,994 shares at December 31, 2019)		44,764		46,200
14,452,717 shares of Series F outstanding (14,691,274 shares				
at December 31, 2019)		1		1
Common stock, $0.01 par value; 350,000,000 shares authorized				
295,067,779 shares issued and outstanding (294,588,305 shares at December 31, 2019)		2,951		2,946
Additional paid-in capital		5,794,428		5,781,975
Distributions in excess of net income		(2,432,882)		(2,462,132)
Accumulated other comprehensive income/(loss), net		(11,940)		(10,448)
Total stockholders' equity		3,397,322		3,358,542
Noncontrolling interests		17,623		30,772
Total equity		3,414,945		3,389,314
Total liabilities and equity	$	9,564,471	$	9,636,472

(1) See Attachment 16 for definitions and other terms.



Attachment 4(A)

UDR, Inc.
Selected Financial Information
(Unaudited) [1]

Common Stock and Equivalents	June 30, 2020	December 31, 2019
Common shares	294,807,144	294,340,740
Restricted shares	260,635	247,565
Total common shares	295,067,779	294,588,305
Restricted unit and common stock equivalents	168,914	766,926
Operating and DownREIT Partnership units	20,572,201	20,061,283
Class A Limited Partnership units	1,751,671	1,751,671
Series E cumulative convertible preferred shares [2]	2,918,127	3,010,843
Total common shares, OP/DownREIT units, and common stock equivalents	320,478,692	320,179,028

Weighted Average Number of Shares Outstanding	2Q 2020	2Q 2019
Weighted average number of common shares and OP/DownREIT units outstanding - basic	317,096,319	304,695,905
Weighted average number of OP/DownREIT units outstanding	(22,386,642)	(22,736,366)
Weighted average number of common shares outstanding - basic per the Consolidated Statements of Operations	294,709,677	281,959,539
Weighted average number of common shares, OP/DownREIT units, and common stock equivalents outstanding - diluted	320,425,840	308,322,431
Weighted average number of OP/DownREIT units outstanding	(22,386,642)	(22,736,366)
Weighted average number of Series E cumulative convertible preferred shares outstanding [3]	(2,952,768)	(3,010,843)
Weighted average number of common shares outstanding - diluted per the Consolidated Statements of Operations	295,086,430	282,575,222

	Year-to-Date 2020	Year-to-Date 2019
Weighted average number of common shares and OP/DownREIT units outstanding - basic	316,890,705	302,998,559
Weighted average number of OP/DownREIT units outstanding	(22,307,263)	(23,504,227)
Weighted average number of common shares outstanding - basic per the Consolidated Statements of Operations	294,583,442	279,494,332
Weighted average number of common shares, OP/DownREIT units, and common stock equivalents outstanding - diluted	320,371,665	306,596,164
Weighted average number of OP/DownREIT units outstanding	(22,307,263)	(23,504,227)
Weighted average number of Series E cumulative convertible preferred shares outstanding [3]	(2,981,806)	(3,010,843)
Weighted average number of common shares outstanding - diluted per the Consolidated Statements of Operations	295,082,596	280,081,094

(1) See Attachment 16 for definitions and other terms.
(2) At June 30, 2020 and December 31, 2019 there were 2,695,363 and 2,780,994 of Series E cumulative convertible preferred shares outstanding, which is equivalent to 2,918,127 and 3,010,843 shares of common stock if converted (after adjusting for the special dividend paid in 2008).
(3) Series E cumulative convertible preferred shares are anti-dilutive for purposes of calculating Income/(loss) per weighted average common share for the three and six months ended June 30, 2020 and June 30, 2019.



Attachment 4(B)

UDR, Inc.
Selected Financial Information
(Unaudited) [1]

Debt Structure, In thousands			Balance	% of Total	Weighted Average Interest Rate	Weighted Average Years to Maturity [2]
Secured	Fixed	$	1,057,839	22.2%	3.85%	5.2
	Floating		27,000	0.6%	0.85%	11.7
	Combined		1,084,839	22.8%	3.77%	5.4
Unsecured	Fixed		3,430,644 [3]	72.2%	3.44%	7.9
	Floating		237,180	5.0%	0.58%	0.6
	Combined		3,667,824	77.2%	3.26%	7.4
Total Debt	Fixed		4,488,483	94.4%	3.54%	7.3
	Floating		264,180	5.6%	0.61%	1.7
	Combined		4,752,663	100.0%	3.37%	7.0
	Total Non-Cash Adjustments [4]		14,141			
	Total per Balance Sheet	$	4,766,804		3.24%	

Debt Maturities, In thousands

	Secured Debt [5]	Unsecured Debt [5]	Revolving Credit Facilities & Comm. Paper [2] [6] [7]	Balance	% of Total	Weighted Average Interest Rate
2020	$ 83,752	$ -	$ 185,000	$ 268,752	5.7%	1.66%
2021	8,763	-	17,180	25,943	0.5%	2.15%
2022	9,159	-	-	9,159	0.2%	4.42%
2023	295,965	350,000	-	645,965	13.6%	3.37%
2024	95,280	315,644	-	410,924	8.6%	3.77%
2025	173,189	300,000	-	473,189	10.0%	4.22%
2026	51,070	300,000	-	351,070	7.4%	3.00%
2027	1,111	300,000	-	301,111	6.3%	3.50%
2028	122,466	300,000	-	422,466	8.9%	3.67%
2029	144,584	300,000	-	444,584	9.4%	3.89%
Thereafter	99,500	1,300,000	-	1,399,500	29.4%	3.13%
	1,084,839	3,465,644	202,180	4,752,663	100.0%	3.37%
Total Non-Cash Adjustments [4]	28,031	(13,890)	-	14,141		
Total per Balance Sheet	$ 1,112,870	$ 3,451,754	$ 202,180	$ 4,766,804		3.24%

(1) See Attachment 16 for definitions and other terms.

(2) The 2020 maturity reflects the $185.0 million of principal outstanding at an interest rate of 0.45%, an equivalent of LIBOR plus a spread of 26 basis points, on the Company's unsecured commercial paper program as of June 30, 2020. Under the terms of the program the Company may issue up to a maximum aggregate amount outstanding of $500.0 million. If the commercial paper was refinanced using the line of credit, the weighted average years to maturity would be 7.1 years with and without extensions.

(3) Includes $315.0 million of floating rate debt that has been fixed using interest rate swaps at a weighted average all-in rate of 2.55% until January 2021.

(4) Includes the unamortized balance of fair market value adjustments, premiums/discounts and deferred financing costs.

(5) Includes principal amortization, as applicable.

(6) There were no borrowings outstanding on our $1.1 billion line of credit at June 30, 2020. The facility has a maturity date of January 2023, plus two six-month extension options and carries an interest rate equal to LIBOR plus a spread of 82.5 basis points.

(7) There was $17.2 million outstanding on our $75.0 million working capital credit facility at June 30, 2020. In July 2020, the facility maturity date was extended from January 2021 to January 2022. The working capital credit facility carries an interest rate equal to LIBOR plus a spread of 82.5 basis points.



Attachment 4(C)

UDR, Inc.
Selected Financial Information
(Dollars in Thousands)
(Unaudited) [1]

Coverage Ratios		Quarter Ended June 30, 2020
Net income/(loss)	$	62,096
Adjustments:		
Interest expense, including costs associated with debt extinguishment		38,597
Real estate depreciation and amortization		155,056
Other depreciation and amortization		2,027
Tax provision/(benefit), net		1,526
Net gain on the sale of depreciable real estate owned		(61,303)
Adjustments to reflect the Company's share of EBITDAre of unconsolidated joint ventures		13,295
EBITDAre	$	211,294
Casualty-related charges/(recoveries), net		249
Legal and other costs		1,586
(Income)/loss from unconsolidated entities		(8,021)
Adjustments to reflect the Company's share of EBITDAre of unconsolidated joint ventures		(13,295)
Management fee expense on unconsolidated joint ventures		(584)
Consolidated EBITDAre - adjusted for non-recurring items	$	191,229
Annualized consolidated EBITDAre - adjusted for non-recurring items	$	764,916
Interest expense, including costs associated with debt extinguishment		38,597
Capitalized interest expense		1,663
Total interest	$	40,260
Preferred dividends	$	1,062
Total debt	$	4,766,804
Cash		(833)
Net debt	$	4,765,971
Consolidated Interest Coverage Ratio - adjusted for non-recurring items		**4.7x**
Consolidated Fixed Charge Coverage Ratio - adjusted for non-recurring items		**4.6x**
Consolidated Net Debt-to-EBITDAre - adjusted for non-recurring items		**6.2x**

Debt Covenant Overview

Unsecured Line of Credit Covenants [2]	Required	Actual	Compliance
Maximum Leverage Ratio	≤60.0%	34.0% [2]	Yes
Minimum Fixed Charge Coverage Ratio	≥1.5x	4.1x	Yes
Maximum Secured Debt Ratio	≤40.0%	11.1%	Yes
Minimum Unencumbered Pool Leverage Ratio	≥150.0%	341.3%	Yes

Senior Unsecured Note Covenants [3]	Required	Actual	Compliance
Debt as a percentage of Total Assets	≤65.0%	34.3% [3]	Yes
Consolidated Income Available for Debt Service to Annual Service Charge	≥1.5x	5.2x	Yes
Secured Debt as a percentage of Total Assets	≤40.0%	8.0%	Yes
Total Unencumbered Assets to Unsecured Debt	≥150.0%	309.1%	Yes

Securities Ratings	Debt	Outlook	Commercial Paper
Moody's Investors Service	Baa1	Stable	P-2
S&P Global Ratings	BBB+	Stable	A-2

Asset Summary	Number of Homes	2Q 2020 NOI [1] ($000s)	% of NOI	Gross Carrying Value ($000s)	% of Total Gross Carrying Value
Unencumbered assets	39,437	$ 179,166	84.4%	$ 10,730,870	84.0%
Encumbered assets	7,934	33,087	15.6%	2,044,769	16.0%
	47,371	$ 212,253	100.0%	$ 12,775,639	100.0%

(1) See Attachment 16 for definitions and other terms.
(2) As defined in our credit agreement dated September 27, 2018.
(3) As defined in our indenture dated November 1, 1995 as amended, supplemented or modified from time to time.



Attachment 5

UDR, Inc.
Operating Information
(Unaudited) [1]

Dollars in thousands	Total Homes	Quarter Ended June 30, 2020	Quarter Ended March 31, 2020	Quarter Ended December 31, 2019	Quarter Ended September 30, 2019	Quarter Ended June 30, 2019
Revenues						
Combined Same-Store Communities [5]	42,639	$ 265,372	$ 275,695	$ 273,227	$ 274,049	$ 271,122
Acquired JV Same-Store Portfolio Communities [5]	(3,619)	(23,421)	(24,228)	(23,656)	(23,919)	(23,698)
UDR Same-Store Communities	39,020	241,951	251,467	249,571	250,130	247,424
Stabilized, Non-Mature Communities	4,021	28,210	28,166	25,433	21,209	14,761
Acquired JV Same-Store Portfolio Communities	3,619	23,421	24,228	11,161	1,022	-
Redevelopment Communities	652	7,287	7,928	7,703	6,979	7,487
Development Communities	59	58	7	-	-	-
Non-Residential / Other [2]	-	4,206	6,088	6,671	7,425	5,997
Total	47,371	$ 305,133	$ 317,884	$ 300,539	$ 286,765	$ 275,669
Expenses						
Combined Same-Store Communities [5]		$ 79,092	$ 79,436	$ 77,010	$ 80,149	$ 77,142
Acquired JV Same-Store Portfolio Communities [5]		(7,673)	(7,900)	(7,342)	(7,831)	(8,196)
UDR Same-Store Communities		71,419	71,536	69,668	72,318	68,946
Stabilized, Non-Mature Communities		8,402	8,250	7,353	6,462	4,121
Acquired JV Same-Store Portfolio Communities		7,673	7,900	3,318	260	-
Redevelopment Communities		2,843	3,002	3,085	3,170	2,575
Development Communities		123	47	6	2	-
Non-Residential / Other [2]		2,976	3,317	3,531	2,572	2,501
Total [3]		$ 93,436	$ 94,052	$ 86,961	$ 84,784	$ 78,143
Net Operating Income						
Combined Same-Store Communities [5]		$ 186,280	$ 196,259	$ 196,217	$ 193,900	$ 193,980
Acquired JV Same-Store Portfolio Communities [5]		(15,748)	(16,328)	(16,314)	(16,088)	(15,502)
UDR Same-Store Communities		170,532	179,931	179,903	177,812	178,478
Stabilized, Non-Mature Communities		19,808	19,916	18,080	14,747	10,640
Acquired JV Same-Store Portfolio Communities		15,748	16,328	7,843	762	-
Redevelopment Communities		4,444	4,926	4,618	3,809	4,912
Development Communities		(65)	(40)	(6)	(2)	-
Non-Residential / Other [2]		1,230	2,771	3,140	4,853	3,496
Total		$ 211,697	$ 223,832	$ 213,578	$ 201,981	$ 197,526
Operating Margin						
Combined Same-Store Communities		70.2%	71.2%	71.8%	70.8%	71.5%
Weighted Average Physical Occupancy						
Combined Same-Store Communities [5]		96.3%	97.0%	96.8%	96.8%	96.8%
Acquired JV Same-Store Portfolio Communities [5]		95.8%	96.0%	95.8%	95.7%	95.7%
UDR Same-Store Communities		96.3%	97.1%	96.9%	96.9%	96.9%
Stabilized, Non-Mature Communities		94.7%	95.8%	95.4%	93.5%	89.7%
Acquired JV Same-Store Portfolio Communities		95.8%	96.0%	95.8%	96.8%	-
Redevelopment Communities		89.4%	94.6%	93.4%	90.0%	93.2%
Development Communities		44.5%	-	-	-	-
Other [4]		-	97.3%	98.1%	97.4%	97.4%
Total		96.0%	96.9%	96.6%	96.5%	96.4%
Sold and Held for Disposition Communities						
Revenues	-	$ 849	$ 2,209	$ 2,207	$ 2,243	$ 2,794
Expenses [3]		293	576	549	575	585
Net Operating Income/(Loss)		$ 556	$ 1,633	$ 1,658	$ 1,668	$ 2,209
Total	47,371	$ 212,253	$ 225,465	$ 215,236	$ 203,649	$ 199,735

(1) See Attachment 16 for definitions and other terms.

(2) Primarily non-residential revenue and expense and straight-line adjustment for concessions.

(3) The summation of Total expenses and Sold and Held for Disposition Communities expenses above agrees to the summation of property operating and maintenance and real estate taxes and insurance expenses on Attachment 1.

(4) Includes occupancy of Sold and Held for Disposition Communities.

(5) Amounts include the Acquired JV Same-Store Portfolio Communities as if these communities were 100% owned by UDR during all periods presented. These communities were stabilized as of the beginning of the prior year, were not in process of any substantial redevelopment activities, and were not held for disposition. Because these communities became wholly owned by UDR in 2019 (the 11 communities and 3,619 homes were previously owned by UDR unconsolidated JVs), they are not included in the UDR Same-Store Communities. These 11 communities will be eligible to join the UDR Same-Store Communities on January 1, 2021.



Attachment 6

UDR, Inc.
Combined Same-Store Operating Expense Information [1]
(Dollars in Thousands)
(Unaudited) [2]

Year-Over-Year Comparison	% of 2Q 2020 Combined SS Operating Expenses	2Q 2020	2Q 2019	% Change
Personnel	18.4%	$ 14,545	$ 15,744	-7.6%
Utilities	13.0%	10,262	9,898	3.7%
Repair and maintenance	15.2%	12,001	11,102	8.1%
Administrative and marketing	6.1%	4,838	5,747	-15.8%
Controllable expenses	52.7%	41,646	42,491	-2.0%
Real estate taxes [3]	43.0%	$ 34,008	$ 31,570	7.7%
Insurance	4.3%	3,438	3,081	11.6%
Combined Same-Store operating expenses [3]	100.0%	$ 79,092	$ 77,142	2.5%
Combined Same-Store Homes	42,639			

Sequential Comparison	% of 2Q 2020 Combined SS Operating Expenses	2Q 2020	1Q 2020	% Change
Personnel	18.4%	$ 14,545	$ 14,344	1.4%
Utilities	13.0%	10,262	10,918	-6.0%
Repair and maintenance	15.2%	12,001	11,185	7.3%
Administrative and marketing	6.1%	4,838	5,631	-14.1%
Controllable expenses	52.7%	41,646	42,078	-1.0%
Real estate taxes [3]	43.0%	$ 34,008	$ 34,056	-0.1%
Insurance	4.3%	3,438	3,302	4.1%
Combined Same-Store operating expenses [3]	100.0%	$ 79,092	$ 79,436	-0.4%
Combined Same-Store Homes	42,639			

Year-to-Date Comparison	% of YTD 2020 Combined SS Operating Expenses	YTD 2020	YTD 2019	% Change
Personnel	18.2%	$ 28,030	$ 30,739	-8.8%
Utilities	13.4%	20,689	20,329	1.8%
Repair and maintenance	14.6%	22,515	20,682	8.9%
Administrative and marketing	6.6%	10,086	10,750	-6.2%
Controllable expenses	52.8%	81,320	82,500	-1.4%
Real estate taxes [3]	42.9%	$ 66,115	$ 62,041	6.6%
Insurance	4.3%	6,608	6,279	5.2%
Combined Same-Store operating expenses [3]	100.0%	$ 154,043	$ 150,820	2.1%
Combined Same-Store Homes	41,529			

(1) 2Q19 and YTD19 operating expenses include the Acquired JV Same-Store Portfolio Communities (the 11 communities and 3,619 homes previously owned by UDR unconsolidated JVs) as if these communities were 100% owned by UDR during all periods presented.

(2) See Attachment 16 for definitions and other terms.

(3) The year-over-year, sequential and year-to-date comparisons presented above include $280 thousand, $0 and $560 thousand, respectively, of higher New York real estate taxes due to 421g exemption and abatement reductions.



Attachment 7(A)

UDR, Inc.
Apartment Home Breakout
Portfolio Overview as of Quarter Ended
June 30, 2020
(Unaudited) [1]

	Total Combined Same-Store Homes	Non-Mature Homes		Total Consolidated Homes	Unconsolidated Joint Venture Operating Homes [4]	Total Homes (incl. JV) [4]
		Stabilized [2]	Non-Stabil. / Other [3]			
West Region						
Orange County, CA	4,820	516	-	5,336	381	5,717
San Francisco, CA	2,751	-	-	2,751	602	3,353
Seattle, WA	2,725	-	-	2,725	-	2,725
Los Angeles, CA	1,225	-	-	1,225	633	1,858
Monterey Peninsula, CA	1,565	-	-	1,565	-	1,565
	13,086	**516**	**-**	**13,602**	**1,616**	**15,218**
Mid-Atlantic Region						
Metropolitan DC	8,305	-	-	8,305	-	8,305
Richmond, VA	1,358	-	-	1,358	-	1,358
Baltimore, MD	1,099	498	-	1,597	-	1,597
	10,762	**498**	**-**	**11,260**	**-**	**11,260**
Northeast Region						
Boston, MA	2,440	1,699	159	4,298	250	4,548
New York, NY	1,640	185	493	2,318	710	3,028
	4,080	**1,884**	**652**	**6,616**	**960**	**7,576**
Southeast Region						
Orlando, FL	2,500	-	-	2,500	-	2,500
Tampa, FL	2,668	534	-	3,202	-	3,202
Nashville, TN	2,260	-	-	2,260	-	2,260
	7,428	**534**	**-**	**7,962**	**-**	**7,962**
Southwest Region						
Dallas, TX	3,864	-	59	3,923	-	3,923
Austin, TX	1,272	-	-	1,272	-	1,272
	5,136	**-**	**59**	**5,195**	**-**	**5,195**
Other Markets [5]	**2,147**	**589**	**-**	**2,736**	**554**	**3,290**
Totals	**42,639**	**4,021**	**711**	**47,371**	**3,130**	**50,501**
Communities [6]	**136**	**10**	**2**	**148**	**14**	**162**

	Homes	Communities
Total completed homes	**50,501**	**162**
Under Development [7]	819	3
Total Quarter-end homes and communities	**51,320**	**165**

(1) See Attachment 16 for definitions and other terms.

(2) Represents homes included in Stabilized, Non-Mature Communities category on Attachment 5.

(3) Represents homes included in Acquired, Development, Redevelopment and Non-Residential/Other Communities categories on Attachment 5. Excludes development homes not yet completed and Sold and Held for Disposition Communities.

(4) Represents joint venture operating homes at 100 percent. Excludes joint venture held for disposition communities. See Attachment 12(A) for UDR's joint venture and partnership ownership interests.

(5) Other Markets include Denver (218 homes), Palm Beach (636 homes), Inland Empire (654 homes), San Diego (163 wholly owned, 264 JV homes), Portland (752 homes) and Philadelphia (313 wholly owned, 290 JV homes).

(6) Represents communities where 100 percent of all development homes have been completed.

(7) See Attachment 9 for UDR's developments and ownership interests.



Attachment 7(B)

UDR, Inc.
Non-Mature Home Summary
Portfolio Overview as of Quarter Ended
June 30, 2020
(Unaudited) [(1)(2)]

Non-Mature Home Breakout - By Date (quarter indicates anticipated date of QTD Same-Store inclusion)

Community	Category	# of Homes	Market	Same-Store Quarter [(3)]
The Residences at Pacific City	Stabilized, Non-Mature	516	Orange County, CA	3Q20
345 Harrison Street	Stabilized, Non-Mature	585	Boston, MA	3Q20
The Preserve at Gateway	Stabilized, Non-Mature	240	Tampa, FL	3Q20
Currents on the Charles	Stabilized, Non-Mature	200	Boston, MA	3Q20
Rodgers Forge	Stabilized, Non-Mature	498	Baltimore, MD	4Q20
The Commons at Windsor Gardens	Stabilized, Non-Mature	914	Boston, MA	4Q20
One William	Stabilized, Non-Mature	185	New York, NY	4Q20
Park Square	Stabilized, Non-Mature	313	Philadelphia, PA	1Q21
The Slade at Channelside	Stabilized, Non-Mature	294	Tampa, FL	2Q21
The Arbory	Stabilized, Non-Mature	276	Portland, OR	2Q21
10 Hanover Square	Redevelopment	493	New York, NY	4Q21
Vitruvian West Phase 2	Development	59 [(4)]	Dallas, TX	2Q22
Garrison Square	Redevelopment	159	Boston, MA	3Q22
Total		**4,732**		

Summary of Non-Mature Home Activity

	Market	Stabilized, Non-Mature	Acquired	Redevelopment	Development	Total
Non-Mature Homes at March 31, 2020		4,561	570	652	-	5,783
The Slade at Channelside	Tampa, FL	294	(294)	-	-	-
The Arbory	Portland, OR	276	(276)	-	-	-
Parallel	Orange County, CA	(386)	-	-	-	(386)
CityLine II	Seattle, WA	(155)	-	-	-	(155)
Leonard Pointe	New York, NY	(188)	-	-	-	(188)
Peridot Palms	Tampa, FL	(381)	-	-	-	(381)
Vitruvian West Phase 2	Dallas, TX	-	-	-	59	59
Non-Mature Homes at June 30, 2020		**4,021**	**-**	**652**	**59**	**4,732**

(1) See Attachment 16 for definitions and other terms.
(2) Excludes the Acquired JV Same-Store Portfolio Communities (11 communities and 3,619 homes).
(3) Estimated Same-Store quarter represents the quarter UDR anticipates contributing the community to the QTD same-store pool.
(4) 59 homes of 366 total homes have been delivered as of June 30, 2020 as described on Attachment 9.



Attachment 7(C)

UDR, Inc.
Total Revenue Per Occupied Home Summary
Portfolio Overview as of Quarter Ended
June 30, 2020
(Unaudited) [1]

	Total Combined Same-Store Homes	Non-Mature Homes		Total Consolidated Homes	Unconsolidated Joint Venture Operating Homes [4]	Total Homes (incl. JV at share) [4]
		Stabilized [2]	Non-Stabilized [3]			
West Region						
Orange County, CA	$ 2,329	$ 4,045	$ -	$ 2,495	$ 2,588	$ 2,498
San Francisco, CA	3,647	-	-	3,647	5,236	3,799
Seattle, WA	2,463	-	-	2,463	-	2,463
Los Angeles, CA	2,793	-	-	2,793	3,456	2,924
Monterey Peninsula, CA	1,918	-	-	1,918	-	1,918
Mid-Atlantic Region						
Metropolitan DC	2,147	-	-	2,147	-	2,147
Richmond, VA	1,414	-	-	1,414	-	1,414
Baltimore, MD	1,711	1,384	-	1,611	-	1,611
Northeast Region						
Boston, MA	2,704	2,674	5,043	2,771	2,086	2,751
New York, NY	4,291	2,703	3,897	4,076	4,770	4,168
Southeast Region						
Orlando, FL	1,398	-	-	1,398	-	1,398
Tampa, FL	1,514	1,777	-	1,557	-	1,557
Nashville, TN	1,362	-	-	1,362	-	1,362
Southwest Region						
Dallas, TX	1,480	-	1,399	1,479	-	1,479
Austin, TX	1,522	-	-	1,522	-	1,522
Other Markets	2,020	1,993	-	2,014	2,989	2,104
Weighted Average	$ 2,155	$ 2,469	$ 4,056	$ 2,206	$ 3,777	$ 2,255

(1) See Attachment 16 for definitions and other terms.

(2) Represents homes included in Stabilized, Non-Mature Communities category on Attachment 5.

(3) Represents homes included in Acquired, Development, Redevelopment and Non-Residential/Other Communities categories on Attachment 5. Excludes development homes not yet completed and Sold and Held for Disposition Communities.

(4) Represents joint ventures at UDR's ownership interests. Excludes joint venture held for disposition communities. See Attachment 12(A) for UDR's joint venture and partnership ownership interests.



UDR, Inc.
Net Operating Income Breakout By Market
June 30, 2020
(Dollars in Thousands)
(Unaudited) (1)



Percent of Total NOI by Region

West:	38.2%
Mid-Atlantic:	20.5%
Northeast:	19.3%
Southeast:	10.1%
Southwest:	6.0%
Other Markets:	5.9%

Three Months Ended June 30, 2020

	Combined Same-Store	Non Same-Store (2)	UDR's Share of JVs (2)(3)	Total
Net Operating Income	$ 186,280	$ 25,417	$ 10,948	$ 222,645
% of Net Operating Income	83.7%	11.4%	4.9%	100.0%

Three Months Ended June 30, 2020

	As a % of NOI			As a % of NOI	
Region	Combined Same-Store	Total	**Region**	Combined Same-Store	Total
West Region			**Southeast Region**		
Orange County, CA	13.4%	13.6%	Tampa, FL	4.0%	4.1%
San Francisco, CA	11.2%	10.7%	Orlando, FL	3.8%	3.2%
Seattle, WA	7.6%	6.8%	Nashville, TN	3.4%	2.8%
Los Angeles, CA	3.8%	4.0%		**11.2%**	**10.1%**
Monterey Peninsula, CA	3.7%	3.1%			
	39.7%	**38.2%**	**Southwest Region**		
			Dallas, TX	5.3%	4.5%
Mid-Atlantic Region			Austin, TX	1.8%	1.5%
Metropolitan DC	19.3%	16.3%		**7.1%**	**6.0%**
Richmond, VA	2.2%	1.9%			
Baltimore, MD	2.1%	2.3%	**Other Markets**	**4.7%**	**5.9%**
	23.6%	**20.5%**			
Northeast Region					
Boston, MA	7.6%	11.5%			
New York, NY	6.1%	7.8%			
	13.7%	**19.3%**	**Total**	**100.0%**	**100.0%**

(1) See Attachment 16 for definitions and other terms.

(2) Excludes results from Sold and Held for Disposition Communities.

(3) Includes UDR's share of joint venture and partnership NOI on Attachment 12(A).



Attachment 8(A)

UDR, Inc.
Combined Same-Store Operating Information By Major Market [1][2]
Current Quarter vs. Prior Year Quarter
June 30, 2020
(Unaudited) [3]

	Total Combined Same-Store Homes	% of Combined Same-Store Portfolio Based on 2Q 2020 NOI	Combined Same-Store					
			Physical Occupancy			Total Revenue per Occupied Home		
			2Q 20	2Q 19	Change	2Q 20	2Q 19	Change
West Region								
Orange County, CA	4,820	13.4%	96.0%	95.8%	0.2%	$ 2,329	$ 2,346	-0.7%
San Francisco, CA	2,751	11.2%	92.9%	97.1%	-4.2%	3,647	3,769	-3.2%
Seattle, WA	2,725	7.6%	96.6%	97.0%	-0.4%	2,463	2,500	-1.5%
Los Angeles, CA	1,225	3.8%	95.8%	95.9%	-0.1%	2,793	2,896	-3.6%
Monterey Peninsula, CA	1,565	3.7%	96.8%	97.2%	-0.4%	1,918	1,875	2.3%
	13,086	**39.7%**	**95.6%**	**96.5%**	**-0.9%**	**2,620**	**2,674**	**-2.0%**
Mid-Atlantic Region								
Metropolitan DC	8,305	19.3%	96.8%	97.3%	-0.5%	2,147	2,161	-0.6%
Richmond, VA	1,358	2.2%	97.4%	97.9%	-0.5%	1,414	1,390	1.7%
Baltimore, MD	1,099	2.1%	98.0%	96.6%	1.4%	1,711	1,739	-1.6%
	10,762	**23.6%**	**97.0%**	**97.3%**	**-0.3%**	**2,009**	**2,020**	**-0.6%**
Northeast Region								
Boston, MA	2,440	7.6%	95.3%	96.3%	-1.0%	2,704	2,815	-3.9%
New York, NY	1,640	6.1%	92.6%	97.5%	-4.9%	4,291	4,434	-3.2%
	4,080	**13.7%**	**94.2%**	**96.8%**	**-2.6%**	**3,331**	**3,471**	**-4.0%**
Southeast Region								
Tampa, FL	2,668	4.0%	96.8%	96.5%	0.3%	1,514	1,501	0.9%
Orlando, FL	2,500	3.8%	97.2%	96.4%	0.8%	1,398	1,408	-0.7%
Nashville, TN	2,260	3.4%	97.9%	97.5%	0.4%	1,362	1,322	3.0%
	7,428	**11.2%**	**97.3%**	**96.8%**	**0.5%**	**1,428**	**1,415**	**1.0%**
Southwest Region								
Dallas, TX	3,864	5.3%	96.6%	96.4%	0.2%	1,480	1,470	0.7%
Austin, TX	1,272	1.8%	97.8%	97.4%	0.4%	1,522	1,516	0.4%
	5,136	**7.1%**	**96.9%**	**96.6%**	**0.3%**	**1,490**	**1,481**	**0.6%**
Other Markets	**2,147**	**4.7%**	**96.4%**	**95.9%**	**0.5%**	**2,020**	**2,051**	**-1.5%**
Total Combined/ Weighted Avg.	**42,639**	**100.0%**	**96.3%**	**96.8%**	**-0.5%**	**$ 2,155**	**$ 2,190**	**-1.6%**

(1) 2Q19 amounts include the Acquired JV Same-Store Portfolio Communities (the 11 communities and 3,619 homes previously owned by UDR unconsolidated JVs) as if these communities were 100% owned by UDR during all periods presented.

(2) 2Q20 includes a reserve (reflected as a reduction to revenues) of approximately $4.5 million or 1.7% of billed residential revenue on our Combined Same-Store Communities. The reserve is based on probability of collection.

(3) See Attachment 16 for definitions and other terms.



Attachment 8(B)

UDR, Inc.
Combined Same-Store Operating Information By Major Market [1]
Current Quarter vs. Prior Year Quarter
June 30, 2020
(Unaudited) [2]

| | Total Combined Same-Store Homes | Combined Same-Store ($000s) | | | | | | | | |
| | | Revenues | | | Expenses | | | Net Operating Income | | |
		2Q 20	2Q 19	Change	2Q 20	2Q 19	Change	2Q 20	2Q 19	Change
West Region										
Orange County, CA	4,820	$ 32,329	$ 32,503	-0.5%	$ 7,479	$ 7,364	1.6%	$ 24,850	$ 25,139	-1.1%
San Francisco, CA	2,751	27,962	30,206	-7.4%	7,041	7,022	0.3%	20,921	23,184	-9.8%
Seattle, WA	2,725	19,450	19,825	-1.9%	5,230	5,079	3.0%	14,220	14,746	-3.6%
Los Angeles, CA	1,225	9,833	10,207	-3.7%	2,755	2,693	2.3%	7,078	7,514	-5.8%
Monterey Peninsula, CA	1,565	8,718	8,558	1.9%	1,854	1,845	0.5%	6,864	6,713	2.2%
	13,086	98,292	101,299	-3.0%	24,359	24,003	1.5%	73,933	77,296	-4.4%
Mid-Atlantic Region										
Metropolitan DC	8,305	51,776	52,385	-1.2%	15,785	15,589	1.3%	35,991	36,796	-2.2%
Richmond, VA	1,358	5,612	5,544	1.2%	1,470	1,381	6.4%	4,142	4,163	-0.5%
Baltimore, MD	1,099	5,527	5,540	-0.3%	1,734	1,560	11.1%	3,793	3,980	-4.7%
	10,762	62,915	63,469	-0.9%	18,989	18,530	2.5%	43,926	44,939	-2.3%
Northeast Region										
Boston, MA	2,440	18,864	19,841	-4.9%	4,766	5,022	-5.1%	14,098	14,819	-4.9%
New York, NY	1,640	19,548	21,268	-8.1%	8,095	7,259	11.5%	11,453	14,009	-18.2%
	4,080	38,412	41,109	-6.6%	12,861	12,281	4.7%	25,551	28,828	-11.4%
Southeast Region										
Tampa, FL	2,668	11,730	11,591	1.2%	4,212	3,882	8.5%	7,518	7,709	-2.5%
Orlando, FL	2,500	10,189	10,180	0.1%	3,049	2,963	2.9%	7,140	7,217	-1.1%
Nashville, TN	2,260	9,039	8,739	3.4%	2,810	2,345	19.8%	6,229	6,394	-2.6%
	7,428	30,958	30,510	1.5%	10,071	9,190	9.6%	20,887	21,320	-2.0%
Southwest Region										
Dallas, TX	3,864	16,568	16,424	0.9%	6,716	6,913	-2.9%	9,852	9,511	3.6%
Austin, TX	1,272	5,682	5,635	0.8%	2,332	2,402	-2.9%	3,350	3,233	3.6%
	5,136	22,250	22,059	0.9%	9,048	9,315	-2.9%	13,202	12,744	3.6%
Other Markets	2,147	12,545	12,676	-1.0%	3,764	3,823	-1.5%	8,781	8,853	-0.8%
Total Combined	42,639	$ 265,372	$ 271,122	-2.1%	$ 79,092	$ 77,142	2.5%	$ 186,280	$ 193,980	-4.0%

(1) 2Q19 amounts include the Acquired JV Same-Store Portfolio Communities (the 11 communities and 3,619 homes previously owned by UDR unconsolidated JVs) as if these communities were 100% owned by UDR during all periods presented.
(2) See Attachment 16 for definitions and other terms.



Attachment 8(C)

UDR, Inc.
Combined Same-Store Operating Information By Major Market
Current Quarter vs. Last Quarter
June 30, 2020
(Unaudited) [1]

	Total Combined Same-Store Homes	Combined Same-Store					
		Physical Occupancy			Total Revenue per Occupied Home		
		2Q 20	**1Q 20**	**Change**	**2Q 20**	**1Q 20**	**Change**
West Region							
Orange County, CA	4,820	**96.0%**	97.2%	-1.2%	$ **2,329**	$ 2,368	-1.6%
San Francisco, CA	2,751	**92.9%**	96.5%	-3.6%	**3,647**	3,753	-2.8%
Seattle, WA	2,725	**96.6%**	97.6%	-1.0%	**2,463**	2,547	-3.3%
Los Angeles, CA	1,225	**95.8%**	97.0%	-1.2%	**2,793**	2,939	-5.0%
Monterey Peninsula, CA	1,565	**96.8%**	95.9%	0.9%	**1,918**	1,953	-1.8%
	13,086	**95.6%**	**97.0%**	**-1.4%**	**2,620**	**2,700**	**-2.9%**
Mid-Atlantic Region							
Metropolitan DC	8,305	**96.8%**	97.4%	-0.6%	**2,147**	2,202	-2.5%
Richmond, VA	1,358	**97.4%**	97.1%	0.3%	**1,414**	1,407	0.5%
Baltimore, MD	1,099	**98.0%**	96.6%	1.4%	**1,711**	1,749	-2.2%
	10,762	**97.0%**	**97.3%**	**-0.3%**	**2,009**	**2,056**	**-2.3%**
Northeast Region							
Boston, MA	2,440	**95.3%**	95.9%	-0.6%	**2,704**	2,860	-5.5%
New York, NY	1,640	**92.6%**	98.4%	-5.8%	**4,291**	4,471	-4.0%
	4,080	**94.2%**	**96.9%**	**-2.7%**	**3,331**	**3,518**	**-5.3%**
Southeast Region							
Tampa, FL	2,668	**96.8%**	96.7%	0.1%	**1,514**	1,540	-1.7%
Orlando, FL	2,500	**97.2%**	96.0%	1.2%	**1,398**	1,420	-1.5%
Nashville, TN	2,260	**97.9%**	97.7%	0.2%	**1,362**	1,359	0.2%
	7,428	**97.3%**	**96.8%**	**0.5%**	**1,428**	**1,444**	**-1.1%**
Southwest Region							
Dallas, TX	3,864	**96.6%**	96.9%	-0.3%	**1,480**	1,510	-2.0%
Austin, TX	1,272	**97.8%**	97.6%	0.2%	**1,522**	1,550	-1.8%
	5,136	**96.9%**	**97.1%**	**-0.2%**	**1,490**	**1,520**	**-1.9%**
Other Markets	**2,147**	**96.4%**	**96.2%**	**0.2%**	**2,020**	**2,060**	**-1.9%**
Total Combined/ Weighted Avg.	**42,639**	**96.3%**	**97.0%**	**-0.7%**	$ **2,155**	$ **2,222**	**-3.1%**

(1) See Attachment 16 for definitions and other terms.



Attachment 8(D)

UDR, Inc.
Combined Same-Store Operating Information By Major Market
Current Quarter vs. Last Quarter
June 30, 2020
(Unaudited) [1]

	Total Combined Same-Store Homes	Combined Same-Store ($000s)								
		Revenues			Expenses			Net Operating Income		
		2Q 20	1Q 20	Change	2Q 20	1Q 20	Change	2Q 20	1Q 20	Change
West Region										
Orange County, CA	4,820	$ 32,329	$ 33,278	-2.8%	$ 7,479	$ 7,767	-3.7%	$ 24,850	$ 25,511	-2.6%
San Francisco, CA	2,751	27,962	29,892	-6.5%	7,041	7,291	-3.4%	20,921	22,601	-7.4%
Seattle, WA	2,725	19,450	20,323	-4.3%	5,230	5,269	-0.7%	14,220	15,054	-5.5%
Los Angeles, CA	1,225	9,833	10,477	-6.1%	2,755	2,814	-2.1%	7,078	7,663	-7.6%
Monterey Peninsula, CA	1,565	8,718	8,795	-0.9%	1,854	1,943	-4.6%	6,864	6,852	0.2%
	13,086	98,292	102,765	**-4.4%**	24,359	25,084	**-2.9%**	73,933	77,681	**-4.8%**
Mid-Atlantic Region										
Metropolitan DC	8,305	51,776	53,426	-3.1%	15,785	16,118	-2.1%	35,991	37,308	-3.5%
Richmond, VA	1,358	5,612	5,566	0.8%	1,470	1,392	5.7%	4,142	4,174	-0.8%
Baltimore, MD	1,099	5,527	5,569	-0.8%	1,734	1,649	5.1%	3,793	3,920	-3.2%
	10,762	62,915	64,561	**-2.5%**	18,989	19,159	**-0.9%**	43,926	45,402	**-3.3%**
Northeast Region										
Boston, MA	2,440	18,864	20,076	-6.0%	4,766	5,273	-9.6%	14,098	14,803	-4.8%
New York, NY	1,640	19,548	21,645	-9.7%	8,095	8,193	-1.2%	11,453	13,452	-14.9%
	4,080	38,412	41,721	**-7.9%**	12,861	13,466	**-4.5%**	25,551	28,255	**-9.6%**
Southeast Region										
Tampa, FL	2,668	11,730	11,918	-1.6%	4,212	4,008	5.1%	7,518	7,910	-5.0%
Orlando, FL	2,500	10,189	10,225	-0.4%	3,049	2,934	3.9%	7,140	7,291	-2.1%
Nashville, TN	2,260	9,039	9,005	0.4%	2,810	2,381	18.0%	6,229	6,624	-6.0%
	7,428	30,958	31,148	**-0.6%**	10,071	9,323	**8.0%**	20,887	21,825	**-4.3%**
Southwest Region										
Dallas, TX	3,864	16,568	16,965	-2.3%	6,716	6,481	3.6%	9,852	10,484	-6.0%
Austin, TX	1,272	5,682	5,772	-1.6%	2,332	2,264	3.0%	3,350	3,508	-4.5%
	5,136	22,250	22,737	**-2.1%**	9,048	8,745	**3.5%**	13,202	13,992	**-5.6%**
Other Markets	2,147	12,545	12,763	-1.7%	3,764	3,659	2.8%	8,781	9,104	-3.5%
Total Combined	42,639	$ 265,372	$ 275,695	**-3.7%**	$ 79,092	$ 79,436	**-0.4%**	$ 186,280	$ 196,259	**-5.1%**

(1) See Attachment 16 for definitions and other terms.



Attachment 8(E)

UDR, Inc.
Combined Same-Store Operating Information By Major Market [1][2]
Current Year-to-Date vs. Prior Year-to-Date
June 30, 2020
(Unaudited) [3]

	Total Combined Same-Store Homes	% of Combined Same-Store Portfolio Based on YTD 2020 NOI	Combined Same-Store					
			Physical Occupancy			Total Revenue per Occupied Home		
			YTD 20	YTD 19	Change	YTD 20	YTD 19	Change
West Region								
Orange County, CA	4,434	12.6%	**96.6%**	96.0%	0.6%	$ **2,358**	$ 2,347	0.5%
San Francisco, CA	2,751	11.7%	**94.7%**	97.1%	-2.4%	**3,701**	3,710	-0.2%
Seattle, WA	2,570	7.4%	**97.1%**	96.6%	0.5%	**2,521**	2,485	1.4%
Los Angeles, CA	1,225	4.0%	**96.4%**	96.4%	0.0%	**2,867**	2,885	-0.6%
Monterey Peninsula, CA	1,565	3.7%	**96.3%**	96.6%	-0.3%	**1,937**	1,863	4.0%
	12,545	**39.4%**	**96.2%**	**96.5%**	**-0.3%**	**2,679**	**2,668**	**0.4%**
Mid-Atlantic Region								
Metropolitan DC	8,305	19.7%	**97.1%**	97.5%	-0.4%	**2,174**	2,152	1.0%
Richmond, VA	1,358	2.2%	**97.3%**	97.7%	-0.4%	**1,410**	1,377	2.4%
Baltimore, MD	1,099	2.1%	**97.3%**	96.8%	0.5%	**1,729**	1,726	0.2%
	10,762	**24.0%**	**97.1%**	**97.5%**	**-0.4%**	**2,032**	**2,011**	**1.1%**
Northeast Region								
Boston, MA	2,440	7.8%	**95.6%**	96.0%	-0.4%	**2,782**	2,801	-0.7%
New York, NY	1,452	5.8%	**95.3%**	97.8%	-2.5%	**4,489**	4,518	-0.6%
	3,892	**13.6%**	**95.5%**	**96.7%**	**-1.2%**	**3,418**	**3,449**	**-0.9%**
Southeast Region								
Tampa, FL	2,287	3.5%	**96.8%**	97.0%	-0.2%	**1,470**	1,452	1.2%
Orlando, FL	2,500	3.9%	**96.6%**	96.5%	0.1%	**1,409**	1,400	0.6%
Nashville, TN	2,260	3.5%	**97.8%**	97.3%	0.5%	**1,361**	1,315	3.5%
	7,047	**10.9%**	**97.0%**	**96.9%**	**0.1%**	**1,413**	**1,390**	**1.7%**
Southwest Region								
Dallas, TX	3,864	5.5%	**96.8%**	96.1%	0.7%	**1,494**	1,469	1.7%
Austin, TX	1,272	1.8%	**97.7%**	97.4%	0.3%	**1,536**	1,509	1.8%
	5,136	**7.3%**	**97.0%**	**96.4%**	**0.6%**	**1,504**	**1,479**	**1.7%**
Other Markets	**2,147**	**4.8%**	**96.3%**	**96.0%**	**0.3%**	**2,040**	**2,034**	**0.3%**
Total Combined/ Weighted Avg.	**41,529**	**100.0%**	**96.6%**	**96.8%**	**-0.2%**	$ **2,184**	$ **2,173**	**0.5%**

(1) YTD19 amounts include the Acquired JV Same-Store Portfolio Communities (the 11 communities and 3,619 homes previously owned by UDR unconsolidated JVs) as if these communities were 100% owned by UDR during all periods presented.

(2) YTD20 includes a reserve (reflected as a reduction to revenues) of approximately $4.4 million or 0.8% of billed residential revenue on our Combined Same-Store Communities. The reserve is based on probability of collection.

(3) See Attachment 16 for definitions and other terms.



Attachment 8(F)

UDR, Inc.
Combined Same-Store Operating Information By Major Market [1]
Current Year-to-Date vs. Prior Year-to-Date
June 30, 2020
(Unaudited) [2]

	Total Combined Same-Store Homes	Combined Same-Store ($000s)								
		Revenues			Expenses			Net Operating Income		
		YTD 20	YTD 19	Change	YTD 20	YTD 19	Change	YTD 20	YTD 19	Change
West Region										
Orange County, CA	4,434	$ 60,599	$ 59,933	1.1%	$ 13,603	$ 13,398	1.5%	$ 46,996	$ 46,535	1.0%
San Francisco, CA	2,751	57,853	59,464	-2.7%	14,332	13,835	3.6%	43,521	45,629	-4.6%
Seattle, WA	2,570	37,744	37,017	2.0%	10,119	9,865	2.6%	27,625	27,152	1.7%
Los Angeles, CA	1,225	20,311	20,440	-0.6%	5,569	5,455	2.1%	14,742	14,985	-1.6%
Monterey Peninsula, CA	1,565	17,513	16,902	3.6%	3,797	3,706	2.5%	13,716	13,196	3.9%
	12,545	194,020	193,756	0.1%	47,420	46,259	2.5%	146,600	147,497	-0.6%
Mid-Atlantic Region										
Metropolitan DC	8,305	105,202	104,546	0.6%	31,902	31,721	0.6%	73,300	72,825	0.7%
Richmond, VA	1,358	11,178	10,960	2.0%	2,862	2,734	4.7%	8,316	8,226	1.1%
Baltimore, MD	1,099	11,095	11,017	0.7%	3,383	3,141	7.7%	7,712	7,876	-2.1%
	10,762	127,475	126,523	0.8%	38,147	37,596	1.5%	89,328	88,927	0.5%
Northeast Region										
Boston, MA	2,440	38,940	39,369	-1.1%	10,039	10,439	-3.8%	28,901	28,930	-0.1%
New York, NY	1,452	37,271	38,497	-3.2%	15,534	13,730	13.1%	21,737	24,767	-12.2%
	3,892	76,211	77,866	-2.1%	25,573	24,169	5.8%	50,638	53,697	-5.7%
Southeast Region										
Tampa, FL	2,287	19,532	19,324	1.1%	6,512	6,183	5.3%	13,020	13,141	-0.9%
Orlando, FL	2,500	20,413	20,266	0.7%	5,984	5,855	2.2%	14,429	14,411	0.1%
Nashville, TN	2,260	18,045	17,347	4.0%	5,190	4,742	9.5%	12,855	12,605	2.0%
	7,047	57,990	56,937	1.8%	17,686	16,780	5.4%	40,304	40,157	0.4%
Southwest Region										
Dallas, TX	3,864	33,533	32,729	2.5%	13,197	13,768	-4.1%	20,336	18,961	7.3%
Austin, TX	1,272	11,454	11,217	2.1%	4,596	4,758	-3.4%	6,858	6,459	6.2%
	5,136	44,987	43,946	2.4%	17,793	18,526	-4.0%	27,194	25,420	7.0%
Other Markets	2,147	25,307	25,152	0.6%	7,424	7,490	-0.9%	17,883	17,662	1.3%
Total Combined	41,529	$ 525,990	$ 524,180	0.3%	$ 154,043	$ 150,820	2.1%	$ 371,947	$ 373,360	-0.4%

(1) YTD19 amounts include the Acquired JV Same-Store Portfolio Communities (the 11 communities and 3,619 homes previously owned by UDR unconsolidated JVs) as if these communities were 100% owned by UDR during all periods presented.
(2) See Attachment 16 for definitions and other terms.



Attachment 8(G)

UDR, Inc.
Combined Same-Store Operating Information By Major Market [1]
June 30, 2020
(Unaudited) [2]

	Combined Effective Blended Lease Rate Growth	Combined Effective New Lease Rate Growth	Combined Effective Renewal Lease Rate Growth	Combined Annualized Turnover [3][4]			
	2Q 2020	2Q 2020	2Q 2020	2Q 2020	2Q 2019	YTD 2020	YTD 2019
West Region							
Orange County, CA	0.8%	-2.4%	4.2%	52.0%	62.8%	47.2%	54.0%
San Francisco, CA	-0.4%	-7.2%	3.1%	59.6%	59.0%	50.9%	51.8%
Seattle, WA	1.5%	-2.1%	3.8%	49.3%	54.0%	48.5%	48.6%
Los Angeles, CA	0.4%	-4.4%	4.4%	35.4%	52.7%	33.6%	44.3%
Monterey Peninsula, CA	3.8%	1.1%	5.5%	34.6%	40.2%	36.9%	38.8%
	0.8%	**-3.2%**	**3.9%**	**50.8%**	**57.4%**	**46.4%**	**50.2%**
Mid-Atlantic Region							
Metropolitan DC	0.4%	-4.6%	3.8%	43.9%	52.0%	36.2%	41.1%
Richmond, VA	1.9%	-2.0%	5.1%	46.1%	50.5%	45.0%	45.1%
Baltimore, MD	1.3%	-1.7%	4.1%	47.8%	60.2%	42.5%	48.4%
	0.6%	**-4.0%**	**4.0%**	**44.6%**	**52.8%**	**38.3%**	**42.5%**
Northeast Region							
Boston, MA	1.4%	-3.2%	4.3%	51.9%	59.2%	43.2%	48.4%
New York, NY	0.3%	-6.4%	2.0%	71.9%	42.6%	46.5%	29.3%
	0.7%	**-4.3%**	**3.0%**	**61.6%**	**53.8%**	**44.6%**	**42.9%**
Southeast Region							
Tampa, FL	0.7%	-2.8%	4.7%	57.9%	58.8%	54.0%	52.3%
Orlando, FL	-0.6%	-3.8%	3.3%	47.8%	55.8%	46.0%	48.6%
Nashville, TN	2.0%	-2.0%	5.1%	45.6%	55.6%	44.1%	47.6%
	0.7%	**-3.0%**	**4.4%**	**51.3%**	**56.8%**	**48.7%**	**49.7%**
Southwest Region							
Dallas, TX	1.7%	-1.9%	4.8%	47.2%	54.3%	44.0%	47.3%
Austin, TX	1.6%	-2.4%	4.8%	44.1%	56.4%	43.5%	52.3%
	1.7%	**-2.0%**	**4.8%**	**46.5%**	**54.8%**	**43.9%**	**48.6%**
Other Markets	**1.8%**	**-1.0%**	**4.2%**	**46.3%**	**57.7%**	**42.7%**	**49.4%**
Total Combined/Weighted Avg.	**0.8%**	**-3.3%**	**3.9%**	**48.9%**	**55.1%**	**43.7%**	**46.8%**
2Q 2019 Combined Weighted Avg. Lease Rate Growth [4]	**4.4%**	**3.2%**	**5.6%**				
2Q 2020 Combined Percentage of Total Repriced Homes		**43.8%**	**56.2%**				

(1) 2Q19 and YTD19 amounts include the Acquired JV Same-Store Portfolio Communities (the 11 communities and 3,619 homes previously owned by UDR unconsolidated JVs) as if these communities were 100% owned by UDR during all periods presented.
(2) See Attachment 16 for definitions and other terms.
(3) 2Q20 Combined same-store home count: 42,639. YTD 2020 Combined same-store home count: 41,529.
(4) 2Q19 Combined same-store home count: 41,796. YTD 2019 Combined same-store home count: 41,578.



Attachment 9

UDR, Inc.
Development Summary
June 30, 2020
(Dollars in Thousands)
(Unaudited) [1]

Wholly-Owned

Community	Location	# of Homes	Compl. Homes	Cost to Date	Budgeted Cost	Est. Cost per Home	Project Debt	Schedule Start	Initial Occ.	Compl.	Percentage Leased	Occupied
Projects Under Construction												
Vitruvian West Phase 2	Addison, TX	366	59	$ 47,107	$ 64,000	$ 175	$ -	1Q19	2Q20	1Q21	20.0%	13.1%
Cirrus	Denver, CO	292	-	43,915	97,500	334	-	3Q19	4Q21	1Q22	-	-
5421 at Dublin Station	Dublin, CA	220	-	40,766	117,000	532	-	4Q19	4Q21	2Q22	-	-
Total Under Construction		**878**	**59**	**$ 131,788**	**$ 278,500**	**$ 317**	**$ -**					
Completed Projects, Non-Stabilized												
N/A	N/A	-	-	$ -	$ -	$ -	$ -	N/A	N/A	N/A	-	-
Total Completed, Non-Stabilized		**-**	**-**	**$ -**	**$ -**	**$ -**	**$ -**					
Total - Wholly Owned		**878**	**59**	**$ 131,788**	**$ 278,500**	**$ 317**	**$ -**					

NOI From Wholly-Owned Projects

	2Q 20
Projects Under Construction	$ (65)
Completed, Non-Stabilized	-
Total	**$ (65)**

UDR's Capitalized Interest

	2Q 20
	$ 873

Projected Stabilized Yield on Development Projects Over Respective Market Cap Rates: **150-200 bps**

(1) See Attachment 16 for definitions and other terms.



Attachment 10

UDR, Inc.
Redevelopment Summary
June 30, 2020
(Dollars in Thousands)
(Unaudited) [1]

Community	Location	# of Homes	Sched. Redev. Homes	Compl. Homes	Cost to Date	Budgeted Cost [2]	Est. Cost per Home	Schedule Start	Schedule Compl.	Same-Store Quarter	Percentage Leased	Percentage Occupied
Projects in Redevelopment												
10 Hanover Square	New York, NY	493	493	207	$ 10,013	$ 15,000	$ 30	1Q19	3Q20	4Q21	90.5%	87.4%
Garrison Square	Boston, MA	159	159	73	8,965	14,250	90	1Q19	2Q21	3Q22	84.3%	81.1%
Total		**652**	**652**	**280**	**$ 18,978**	**$ 29,250**	**$ 45**					

UDR's Capitalized Interest

2Q 20
$ 34

(1) See Attachment 16 for definitions and other terms.
(2) Represents UDR's incremental capital invested in the projects.



Attachment 11

UDR, Inc.
Land Summary
June 30, 2020
(Dollars in Thousands)
(Unaudited) [1]

Parcel	Location	UDR Ownership Interest	Real Estate Cost Basis	Status Update [2]		
				Pursuing Entitlements	**Design Development**	**Hold for Future Development**
Wholly-Owned						
Vitruvian Park®	Addison, TX	100%	$ 58,927	Complete	In Process	In Process
500 Penn Street NE	Washington, DC	100%	37,436	Complete	In Process	
Total			**$ 96,363**			

UDR's Capitalized Interest

2Q 20
$ 756

(1) See Attachment 16 for definitions and other terms.

(2) <u>Pursuing Entitlements</u>: During this phase the Company is actively pursuing the necessary approvals for the rights to develop multifamily and/or mixed use communities.

<u>Design Development</u>: During this phase the Company is actively working to complete architectural and engineering documents in preparation for the commencement of construction of multifamily and/or mixed uses communities.

<u>Hold for Future Development</u>: Entitled and/or unentitled land sites that the Company holds for future development.



Attachment 12(A)

UDR, Inc.
Unconsolidated Joint Venture Summary
June 30, 2020
(Dollars in Thousands)
(Unaudited) (1)

Portfolio Characteristics	Property Type	Own. Interest	# of Comm.	# of Homes	Physical Occupancy 2Q 20	Total Rev. per Occ. Home 2Q 20	Net Operating Income UDR's Share 2Q 20	Net Operating Income UDR's Share YTD 20	Net Operating Income Total YTD 20 (2)
UDR / MetLife									
Operating communities	Various	50%	13	2,837	93.1%	$ 3,911	$ 10,436	$ 21,900	$ 43,559
UDR / West Coast Development JV									
Operating communities	Mid-rise	47%	1	293	92.5%	2,423	512	1,095	2,324
Total			**14**	**3,130**	**93.3%**	**$ 3,777**	**$ 10,948**	**$ 22,995**	**$ 45,883**

Balance Sheet Characteristics	Gross Book Value of JV Real Estate Assets (3)	Total Project Debt (3)	UDR's Equity Investment	Weighted Avg. Debt Interest Rate	Debt Maturities
UDR / MetLife					
Operating communities	$ 1,692,354	$ 946,679	$ 271,942	3.53%	2022-2028
UDR / West Coast Development JV					
Operating communities	129,360	54,771	34,428	1.48%	2021
Total	**$ 1,821,714**	**$ 1,001,450**	**$ 306,370**	**3.54%**	

Joint Venture Same-Store Growth	Joint Venture Same-Store Communities (4)	2Q 20 vs. 2Q 19 Growth Revenue	2Q 20 vs. 2Q 19 Growth Expense	2Q 20 vs. 2Q 19 Growth NOI	2Q 20 vs. 1Q 20 Growth Revenue	2Q 20 vs. 1Q 20 Growth Expense	2Q 20 vs. 1Q 20 Growth NOI
UDR / MetLife	13	-5.0%	0.5%	-7.5%	-7.6%	-5.6%	-8.5%
Total	13	-5.0%	0.5%	-7.5%	-7.6%	-5.6%	-8.5%

Joint Venture Same-Store Growth	Joint Venture Same-Store Communities (4)	YTD 20 vs. YTD 19 Growth Revenue	YTD 20 vs. YTD 19 Growth Expense	YTD 20 vs. YTD 19 Growth NOI
UDR / MetLife	12	-0.5%	1.6%	-1.5%
Total	12	-0.5%	1.6%	-1.5%

(1) See Attachment 16 for definitions and other terms.
(2) Represents NOI at 100% for the period ended June 30, 2020.
(3) Joint ventures and partnerships represented at 100%. Debt balances are presented net of deferred financing costs. The gross book value of real estate assets for the UDR / West Coast Development JV represents the going-in valuation.
(4) Joint Venture Same-Store growth is presented at UDR's ownership interest.



Attachment 12(B)

UDR, Inc.
Developer Capital Program [2]
June 30, 2020
(Dollars in Thousands)
(Unaudited) [1]

Developer Capital Program

Community	Location	# of Homes	UDR Investment Commitment [3]	UDR Investment Balance [3]	Return Rate	Years to Maturity	Income from Investment 2Q 2020	Upside Participation	Investment Type
The Portals	Washington, DC	373	$ 38,559	$ 50,906	11.0%	0.9	$ 1,389	-	Mezzanine Loan
Alameda Point Block 11 [4]	Alameda, CA	220	20,000	25,035	8.0%	1.9	586	-	Secured Loan
1532 Harrison	San Francisco, CA	136	24,645	32,282	11.0%	2.0	846	-	Preferred Equity
Junction	Santa Monica, CA	66	8,800	11,016	12.0%	2.1	323	-	Preferred Equity
1200 Broadway	Nashville, TN	313	55,558	66,575	8.0%	2.3	1,306	Variable	Preferred Equity
Brio [5]	Bellevue, WA	259	115,000	118,480	4.8%	2.3	1,388	Purchase Option	Secured Loan
1300 Fairmount	Philadelphia, PA	471	51,393	57,031	8.5%	3.1	1,191	Variable	Preferred Equity
Essex	Orlando, FL	330	12,886	15,751	12.5%	3.2	481	-	Preferred Equity
Modera Lake Merritt	Oakland, CA	173	27,250	29,562	9.0%	3.8	652	Variable	Preferred Equity
Thousand Oaks	Thousand Oaks, CA	142	20,059	8,872	9.0%	4.7	153	Variable	Preferred Equity
Total - Developer Capital Program		**2,483**	**$ 374,150**	**$ 415,510**	**9.8%**	**2.5**	**$ 8,315**		

Total Developer Capital Program - UDR Initial Investment Cost/Investment Balance, Including Accrued Return as of quarter-end **$ 419,573**

(1) See Attachment 16 for definitions and other terms.

(2) UDR's investments noted above are reflected as investment in and advances to unconsolidated joint ventures or notes receivable, net on the Consolidated Balance Sheets and income/(loss) from unconsolidated entities or interest and other income/(expense), net on the Consolidated Statements of Operations in accordance with GAAP.

(3) Investment commitment represents maximum loan principal or equity and therefore excludes accrued return. Investment balance includes amount funded plus accrued return prior to the period end.

(4) In March 2018, UDR made a $20.0 million secured loan to a third-party developer to acquire a parcel of land upon which the developer will construct a 220 apartment home community. The loan is secured by the land parcel and related land improvements and is reflected in notes receivable, net on the Consolidated Balance Sheets and interest and other income/(expense), net on the Consolidated Statements of Operations in accordance with GAAP.

(5) In November 2019, UDR made a $115.0 million secured loan to a third-party developer to finance a 259 apartment home community that is under development and is expected to be completed in 2020. UDR also entered into a purchase option agreement at the time the loan was funded which gives UDR the option to acquire the community at a fixed price, which is currently projected to occur in 2021. The loan is secured by the community and is reflected in notes receivable, net on the Consolidated Balance Sheets and interest and other income/(expense), net on the Consolidated Statements of Operations in accordance with GAAP.



Attachment 13

UDR, Inc.
Acquisitions, Dispositions and Developer Capital Program Investments Summary
June 30, 2020
(Dollars in Thousands)
(Unaudited) [1]

Date of Investment	Community	Location	Prior Ownership Interest	Post Transaction Ownership Interest	UDR Investment Commitment	Return Rate	# of Homes
Developer Capital Program							
Feb-20	Thousand Oaks	Thousand Oaks, CA	N/A	N/A	$ 20,059	9.0%	142
					$ 20,059	9.0%	142

Date of Purchase	Community	Location	Prior Ownership Interest	Post Transaction Ownership Interest	Price [2]	Debt [2]	# of Homes	Price per Home
Acquisitions - Wholly-Owned								
Jan-20	The Slade at Channelside	Tampa, FL	0%	100%	$ 85,200	$ -	294	$ 290
Jan-20	The Arbory	Hillsboro, OR	49%	100%	53,900	-	276	195
					$ 139,100	$ -	570	$ 244

Date of Sale	Community	Location	Prior Ownership Interest	Post Transaction Ownership Interest	Price [2]	Debt [2]	# of Homes	Price per Home
Dispositions - Wholly-Owned								
May-20	Waterscape [3]	Kirkland, WA	100%	0%	$ 92,900	$ -	196	$ 474
May-20	Borgata Apartment Homes [4]	Bellevue, WA	100%	0%	49,700	-	71	700
					$ 142,600	$ -	267	$ 534

(1) See Attachment 16 for definitions and other terms.
(2) Price represents 100% of assets. Debt represents 100% of the asset's indebtedness.
(3) UDR recorded a gain on sale of approximately $31.7 million during the three months ended June 30, 2020, which is included in gain/(loss) on sale of real estate owned.
(4) UDR recorded a gain on sale of approximately $29.6 million during the three months ended June 30, 2020, which is included in gain/(loss) on sale of real estate owned.



Attachment 14

UDR, Inc.
Capital Expenditure and Repair and Maintenance Summary
June 30, 2020
(In thousands, except Cost per Home)
(Unaudited) [1]

Capital Expenditures for Consolidated Homes [2]	Estimated Useful Life (yrs.)	Three Months Ended June 30, 2020	Cost per Home	Capex as a % of NOI	Six Months Ended June 30, 2020	Cost per Home	Capex as a % of NOI
Average number of homes [3]		47,401			47,490		
Recurring Cap Ex							
Asset preservation							
Building interiors	5 - 20	$ 4,439	$ 94		$ 8,137	$ 171	
Building exteriors	5 - 20	4,339	92		6,590	139	
Landscaping and grounds	10	887	19		1,656	35	
Total asset preservation		9,665	204		16,383	345	
Turnover related	5	2,839	60		5,330	112	
Total Recurring Cap Ex		**12,504**	**264**	6%	**21,713**	**457**	5%
NOI Enhancing Cap Ex	5 - 20	**8,651**	**183**		**16,302**	**343**	
Total Recurring and NOI Enhancing Cap Ex		$ **21,155**	$ **446**		$ **38,015**	$ **800**	

Repair and Maintenance for Consolidated Homes (Expensed)	Three Months Ended June 30, 2020	Cost per Home	Six Months Ended June 30, 2020	Cost per Home
Average number of homes [3]	47,401		47,490	
Contract services	$ 7,207	$ 152	$ 13,895	$ 293
Turnover related expenses	3,414	72	6,746	142
Other Repair and Maintenance				
Building interiors	2,274	48	4,001	84
Building exteriors	496	10	973	20
Landscaping and grounds	159	3	860	18
Total Repair and Maintenance	$ **13,550**	$ **286**	$ **26,475**	$ **557**

(1) See Attachment 16 for definitions and other terms.
(2) Excludes redevelopment capital and initial capital expenditures on acquisitions.
(3) Average number of homes is calculated based on the number of homes outstanding at the end of each month.



Attachment 15

UDR, Inc.
Full-Year 2020 Projected Sources and Uses
June 30, 2020
(Unaudited) [1]

Sources of Funds ($ in millions)	YTD 2020	Projected for	
		Remaining 2020	Full-Year 2020
AFFO less Dividends and LOC Draw / (Paydown)	($25)	See Below [2]	See Below [2]
Debt Issuances	$200	$560	$760
Sales Proceeds	$143	$0	$143
Equity Issuance (Forward ATM settlement) [3]	$0	$105	$105

Uses of Funds ($ in millions)	YTD 2020	Projected for	
		Remaining 2020	Full-Year 2020
Debt maturities, principal amortization, and prepayment costs [4]	$35	$487	$522
Development spending and land acquisitions	$73	$77 to $107	$150 to $180
Redevelopment and other non-recurring	$17	$28 to $38	$45 to $55
Operations Platform	$13	$7 to $17	$20 to $30
Developer Capital Program, net	$14	$46 to $51	$60 to $65
Acquisitions	$139	$0	$139
NOI enhancing capital expenditures inclusive of Kitchen and Bath	$16	$19 to $24	$35 to $40

Dividends	YTD 2020	Projected for	
		Remaining 2020	Full-Year 2020
Dividends declared per share and unit	$0.72	$0.72	$1.44 [5]

(1) See Attachment 16 for definitions and other terms.
(2) Remaining 2020 uses of funds are expected to be match funded with debt/equity issuances as identified above, which have already been sourced. Given the match funding of the remaining uses and the identified sources, AFFO less Dividends (currently an unknown amount) are likely to be utilized to paydown any outstanding amounts on the Line of Credit or Working Capital Facility.
(3) The Company entered into forward sales agreements under its ATM program for a total of 2.1 million shares of common stock at a weighted average initial forward price per share of $49.56. The initial forward price per share to be received by the Company upon settlement will be determined on the applicable settlement date based on adjustments made to the initial forward price to reflect the then-current federal funds rate and the amount of dividends paid to holders of UDR common stock over the term of the forward sales agreements. The final dates by which shares sold under the forward sales agreements must be settled range between February 12, 2021 and March 3, 2021.
(4) Excludes short-term maturities related to the Company's unsecured commercial paper program. Includes the prepayment of secured debt due in 2023, the tender purchase of unsecured debt due in 2024 and the corresponding make-whole / prepayment costs.
(5) Annualized for 2020.



Attachment 16(A)

Acquired Communities: The Company defines Acquired Communities as those communities acquired by the Company, other than development and redevelopment activity, that did not achieve stabilization as of the most recent quarter.

Acquired JV Same-Store Portfolio Communities: Represents the Acquired JV Same-Store Portfolio Communities as if these communities were 100% owned by UDR since January 1, 2019. These communities were Stabilized for five full consecutive quarters and had stabilized operating expenses as of the beginning of the quarter in the prior year, were not in process of any substantial redevelopment activities, and were not held for disposition. Because these communities became wholly owned by UDR in 2019 (the 11 communities and 3,619 homes were previously owned by UDR unconsolidated JVs), they are not included in the UDR Same-Store Communities. See UDR Same-Store Communities for more information regarding inclusion. These communities have been identified in certain tables to provide Combined Same-Store results as if these communities were 100% owned by UDR in prior periods. These 11 communities will be eligible to join the UDR Same-Store Communities on January 1, 2021.

Adjusted Funds from Operations ("AFFO") attributable to common stockholders and unitholders: The Company defines AFFO as FFO as Adjusted attributable to common stockholders and unitholders less recurring capital expenditures on consolidated communities that are necessary to help preserve the value of and maintain functionality at our communities.

Management considers AFFO a useful supplemental performance metric for investors as it is more indicative of the Company's operational performance than FFO or FFO as Adjusted. AFFO is not intended to represent cash flow or liquidity for the period, and is only intended to provide an additional measure of our operating performance. The Company believes that net income/(loss) attributable to common stockholders is the most directly comparable GAAP financial measure to AFFO. Management believes that AFFO is a widely recognized measure of the operations of REITs, and presenting AFFO will enable investors to assess our performance in comparison to other REITs. However, other REITs may use different methodologies for calculating AFFO and, accordingly, our AFFO may not always be comparable to AFFO calculated by other REITs. AFFO should not be considered as an alternative to net income/(loss) (determined in accordance with GAAP) as an indication of financial performance, or as an alternative to cash flows from operating activities (determined in accordance with GAAP) as a measure of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to make distributions. A reconciliation from net income/(loss) attributable to common stockholders to AFFO is provided on Attachment 2.

Consolidated Fixed Charge Coverage Ratio - adjusted for non-recurring items: The Company defines Consolidated Fixed Charge Coverage Ratio - adjusted for non-recurring items as Consolidated Interest Coverage Ratio - adjusted for non-recurring items divided by total consolidated interest, excluding the impact of costs associated with debt extinguishment, plus preferred dividends.

Management considers Consolidated Fixed Charge Coverage Ratio - adjusted for non-recurring items a useful metric for investors as it provides ratings agencies, investors and lending partners with a widely-used measure of the Company's ability to service its consolidated debt obligations as well as compare leverage against that of its peer REITs. A reconciliation of the components that comprise Consolidated Fixed Charge Coverage Ratio - adjusted for non-recurring items is provided on Attachment 4(C) of the Company's quarterly supplemental disclosure.

Consolidated Interest Coverage Ratio - adjusted for non-recurring items: The Company defines Consolidated Interest Coverage Ratio - adjusted for non-recurring items as Consolidated EBITDAre – adjusted for non-recurring items divided by total consolidated interest, excluding the impact of costs associated with debt extinguishment.

Management considers Consolidated Interest Coverage Ratio - adjusted for non-recurring items a useful metric for investors as it provides ratings agencies, investors and lending partners with a widely-used measure of the Company's ability to service its consolidated debt obligations as well as compare leverage against that of its peer REITs. A reconciliation of the components that comprise Consolidated Interest Coverage Ratio - adjusted for non-recurring items is provided on Attachment 4(C) of the Company's quarterly supplemental disclosure.

Consolidated Net Debt-to-EBITDAre - adjusted for non-recurring items: The Company defines Consolidated Net Debt-to-EBITDAre - adjusted for non-recurring items as total consolidated debt net of cash and cash equivalents divided by annualized Consolidated EBITDAre - adjusted for non-recurring items. Consolidated EBITDAre - adjusted for non-recurring items is defined as EBITDAre excluding the impact of income/(loss) from unconsolidated entities, adjustments to reflect the Company's share of EBITDAre of unconsolidated joint ventures and other non-recurring items including, but not limited to casualty-related charges/(recoveries), net of wholly owned communities.

Management considers Consolidated Net Debt-to-EBITDAre - adjusted for non-recurring items a useful metric for investors as it provides ratings agencies, investors and lending partners with a widely-used measure of the Company's ability to service its consolidated debt obligations as well as compare leverage against that of its peer REITs. A reconciliation between net income/(loss) and Consolidated EBITDAre - adjusted for non-recurring items is provided on Attachment 4(C) of the Company's quarterly supplemental disclosure.

Controllable Expenses: The Company refers to property operating and maintenance expenses as Controllable Expenses.

Controllable Operating Margin: The Company defines Controllable Operating Margin as (i) rental income less Controllable Expenses (ii) divided by rental income. Management considers Controllable Operating Margin a useful metric as it provides investors with an indicator of the Company's ability to limit the growth of expenses that are within the control of the Company.

Development Communities: The Company defines Development Communities as those communities recently developed or under development by the Company, that are currently majority owned by the Company and have not achieved stabilization as of the most recent quarter.

Earnings Before Interest, Taxes, Depreciation and Amortization for Real Estate (EBITDAre): The Company defines EBITDAre as net income/(loss) (computed in accordance GAAP), plus interest expense, including costs associated with debt extinguishment, plus real estate depreciation and amortization, plus other depreciation and amortization, plus (minus) income tax provision/(benefit), net, (minus) plus net gain/(loss) on the sale of depreciable real estate owned, plus impairment write-downs of depreciable real estate, plus the adjustments to reflect the Company's share of EBITDAre of unconsolidated joint ventures. The Company computes EBITDAre in accordance with standards established by the National Association of Real Estate Investment Trusts, or Nareit, which may not be comparable to EBITDAre reported by other REITs that do not compute EBITDAre in accordance with the Nareit definition, or that interpret the Nareit definition differently than the Company does. The White Paper on EBITDAre was approved by the Board of Governors of Nareit in September 2017.

Management considers EBITDAre a useful metric for investors as it provides an additional indicator of the Company's ability to incur and service debt, and will enable investors to assess our performance against that of its peer REITs. EBITDAre should be considered along with, but not as an alternative to, net income and cash flow as a measure of the Company's activities in accordance with GAAP. EBITDAre does not represent cash generated from operating activities in accordance with GAAP and is not necessarily indicative of funds available to fund our cash needs. A reconciliation between net income/(loss) and EBITDAre is provided on Attachment 4(C) of the Company's quarterly supplemental disclosure.

Effective New Lease Rate Growth: The Company defines Effective New Lease Rate Growth as the increase in gross potential rent realized less concessions for the new lease term (current effective rent) versus prior resident effective rent for the prior lease term on new leases commenced during the current quarter.

Management considers Effective New Lease Rate Growth a useful metric for investors as it assesses market-level new demand trends.

Effective Renewal Lease Rate Growth: The Company defines Effective Renewal Lease Rate Growth as the increase in gross potential rent realized less concessions for the new lease term (current effective rent) versus prior effective rent for the prior lease term on renewed leases commenced during the current quarter.

Management considers Effective Renewal Lease Rate Growth a useful metric for investors as it assesses market-level, in-place demand trends.

Estimated Quarter of Completion: The Company defines Estimated Quarter of Completion of a development or redevelopment project as the date on which construction is expected to be completed, but it does not represent the date of stabilization.



Attachment 16(B)

UDR, Inc.
Definitions and Reconciliations
June 30, 2020
(Unaudited)

Funds from Operations as Adjusted ("FFO as Adjusted") attributable to common stockholders and unitholders: The Company defines FFO as Adjusted attributable to common stockholders and unitholders as FFO excluding the impact of other non-comparable items including, but not limited to, acquisition-related costs, prepayment costs/benefits associated with early debt retirement, impairment write-downs or gains and losses on sales of real estate or other assets incidental to the main business of the Company and income taxes directly associated with those gains and losses, casualty-related expenses and recoveries, severance costs and legal and other costs.

Management believes that FFO as Adjusted is useful supplemental information regarding our operating performance as it provides a consistent comparison of our operating performance across time periods and allows investors to more easily compare our operating results with other REITs. FFO as Adjusted is not intended to represent cash flow or liquidity for the period, and is only intended to provide an additional measure of our operating performance. The Company believes that net income/(loss) attributable to common stockholders is the most directly comparable GAAP financial measure to FFO as Adjusted. However, other REITs may use different methodologies for calculating FFO as Adjusted or similar FFO measures and, accordingly, our FFO as Adjusted may not always be comparable to FFO as Adjusted or similar FFO measures calculated by other REITs. FFO as Adjusted should not be considered as an alternative to net income (determined in accordance with GAAP) as an indication of financial performance, or as an alternative to cash flows from operating activities (determined in accordance with GAAP) as a measure of our liquidity. A reconciliation from net income attributable to common stockholders to FFO as Adjusted is provided on Attachment 2.

Funds from Operations ("FFO") attributable to common stockholders and unitholders: The Company defines FFO attributable to common stockholders and unitholders as net income/(loss) attributable to common stockholders (computed in accordance with GAAP), excluding impairment write-downs of depreciable real estate related to the main business of the Company or of investments in non-consolidated investees that are directly attributable to decreases in the fair value of depreciable real estate held by the investee, gains and losses from sales of depreciable real estate related to the main business of the Company and income taxes directly associated with those gains and losses, plus real estate depreciation and amortization, and after adjustments for noncontrolling interests, and the Company's share of unconsolidated partnerships and joint ventures. This definition conforms with the National Association of Real Estate Investment Trust's definition issued in April 2002 and restated in November 2018. In the computation of diluted FFO, if OP Units, DownREIT Units, unvested restricted stock, unvested LTIP Units, stock options, and the shares of Series E Cumulative Convertible Preferred Stock are dilutive, they are included in the diluted share count.

Management considers FFO a useful metric for investors as the Company uses FFO in evaluating property acquisitions and its operating performance and believes that FFO should be considered along with, but not as an alternative to, net income and cash flow as a measure of the Company's activities in accordance with GAAP. FFO does not represent cash generated from operating activities in accordance with GAAP and is not necessarily indicative of funds available to fund our cash needs. A reconciliation from net income/(loss) attributable to common stockholders to FFO is provided on Attachment 2.

Held For Disposition Communities: The Company defines Held for Disposition Communities as those communities that were held for sale as of the end of the most recent quarter.

Joint Venture Reconciliation at UDR's weighted average ownership interest:

In thousands	2Q 2020	YTD 2020
Income/(loss) from unconsolidated entities	$ 8,021	$ 11,388
Management fee	584	1,184
Interest expense	4,550	9,617
Depreciation	8,745	17,561
General and administrative	63	129
West Coast Development JV Preferred Return	(66)	(143)
Developer Capital Program (excludes Alameda Point Block 11 and Brio)	(6,341)	(12,337)
Other (income)/expense	(15)	145
Unrealized (gain)/loss on unconsolidated technology investments	(4,593)	(4,549)
Total Joint Venture NOI at UDR's Ownership Interest	**$ 10,948**	**$ 22,995**

Net Operating Income ("NOI"): The Company defines NOI as rental income less direct property rental expenses. Rental income represents gross market rent and other revenues less adjustments for concessions, vacancy loss and bad debt. Rental expenses include real estate taxes, insurance, personnel, utilities, repairs and maintenance, administrative and marketing. Excluded from NOI is property management expense which is calculated as 2.875% of property revenue to cover the regional supervision and accounting costs related to consolidated property operations, and land rent.

Management considers NOI a useful metric for investors as it is a more meaningful representation of a community's continuing operating performance than net income as it is prior to corporate-level expense allocations, general and administrative costs, capital structure and depreciation and amortization and is a widely used input, along with capitalization rates, in the determination of real estate valuations. A reconciliation from net income/(loss) attributable to UDR, Inc. to NOI is provided below.

In thousands	2Q 2020	1Q 2020	4Q 2019	3Q 2019	2Q 2019
Net income/(loss) attributable to UDR, Inc.	$ 57,771	$ 5,221	$ 97,959	$ 27,204	$ 35,619
Property management	8,797	9,203	8,703	8,309	8,006
Other operating expenses	6,100	4,966	2,800	2,751	2,735
Real estate depreciation and amortization	155,056	155,476	143,464	127,391	117,934
Interest expense	38,597	39,317	60,435	42,523	34,417
Casualty-related charges/(recoveries), net	102	1,251	1,316	(1,088)	246
General and administrative	10,971	14,978	14,531	12,197	12,338
Tax provision/(benefit), net	1,526	164	2	1,499	125
(Income)/loss from unconsolidated entities	(8,021)	(3,367)	(118,486)	(12,713)	(6,625)
Interest income and other (income)/expense, net	(2,421)	(2,700)	(2,406)	(1,875)	(1,310)
Joint venture management and other fees	(1,274)	(1,388)	(2,073)	(6,386)	(2,845)
Other depreciation and amortization	2,027	2,025	1,713	1,619	1,678
(Gain)/loss on sale of real estate owned	(61,303)	-	-	-	(5,282)
Net income/(loss) attributable to noncontrolling interests	4,325	319	7,278	2,218	2,699
Total consolidated NOI	**$ 212,253**	**$ 225,465**	**$ 215,236**	**$ 203,649**	**$ 199,735**



Attachment 16(C)

UDR, Inc.
Definitions and Reconciliations
June 30, 2020
(Unaudited)

NOI Enhancing Capital Expenditures ("Cap Ex"): The Company defines NOI Enhancing Capital Expenditures as expenditures that result in increased income generation or decreased expense growth over time.

Management considers NOI Enhancing Capital Expenditures a useful metric for investors as it quantifies the amount of capital expenditures that are expected to grow, not just maintain, revenues or to decrease expenses.

Non-Mature Communities: The Company defines Non-Mature Communities as those communities that have not met the criteria to be included in same-store communities.

Non-Residential / Other: The Company defines Non-Residential / Other as non-apartment components of mixed-use properties, land held, properties being prepared for redevelopment and properties where a material change in home count has occurred.

Other Markets: The Company defines Other Markets as the accumulation of individual markets where it operates less than 1,000 Combined Same-Store homes. Management considers Other Markets a useful metric as the operating results for the individual markets are not representative of the fundamentals for those markets as a whole.

Physical Occupancy: The Company defines Physical Occupancy as the number of occupied homes divided by the total homes available at a community.

QTD Combined Same-Store Communities: QTD Combined Same-Store Communities represent the QTD UDR Same-Store Communities and the Acquired JV Same-Store Portfolio Communities as a single portfolio, as if the Acquired JV Same-Store Portfolio Communities were 100% owned by UDR during all periods presented.

QTD UDR Same-Store Communities: The Company defines QTD UDR Same-Store Communities as those communities Stabilized for five full consecutive quarters. These communities were owned and had stabilized operating expenses as of the beginning of the quarter in the prior year, were not in process of any substantial redevelopment activities, and were not held for disposition.

Recurring Capital Expenditures: The Company defines Recurring Capital Expenditures as expenditures that are necessary to help preserve the value of and maintain functionality at its communities.

Redevelopment Communities: The Company generally defines Redevelopment Communities as those communities where substantial redevelopment is in progress that is expected to have a material impact on the community's operations, including occupancy levels and future rental rates.

Redevelopment Projected Weighted Average Return on Incremental Capital Invested: The projected weighted average return on incremental capital invested for redevelopment projects is NOI as set forth in the definition of Stabilization Period for Redevelopment Yield, less Recurring Capital Expenditures, minus the project's annualized NOI prior to commencing the redevelopment, less Recurring Capital Expenditures, divided by the total cost of the project.

Sold Communities: The Company defines Sold Communities as those communities that were disposed of prior to the end of the most recent quarter.

Stabilization/Stabilized: The Company defines Stabilization/Stabilized as when a community's occupancy reaches 90% or above for at least three consecutive months.

Stabilized, Non-Mature Communities: The Company defines Stabilized, Non-Mature Communities as those communities that have reached Stabilization but are not yet in the same-store portfolio.

Stabilization Period for Development Yield: The Company defines the Stabilization Period for Development Yield as the forward twelve month NOI, excluding any remaining lease-up concessions outstanding, commencing one year following the delivery of the final home of the project.

Stabilization Period for Redevelopment Yield: The Company defines the stabilization period for a redevelopment property yield for purposes of computing the Redevelopment Projected Weighted Average Return on Incremental Capital Invested, as the forward twelve month NOI, excluding any remaining lease-up concessions outstanding, commencing one year following the delivery of the final home of a project.

Stabilized Yield on Developments: The Company calculates expected stabilized yields on development as follows: projected stabilized NOI less management fees divided by budgeted construction costs on a project-specific basis. Projected stabilized NOI for development projects, calculated in accordance with the NOI reconciliation provided on Attachment 16(B), is set forth in the definition of Stabilization Period for Development Yield. Given the differing completion dates and years for which NOI is being projected for these communities as well as the complexities associated with estimating other expenses upon completion such as corporate overhead allocation, general and administrative costs and capital structure, a reconciliation to GAAP measures is not meaningful. Projected NOI for these projects is neither provided, nor is representative of Management's expectations for the Company's overall financial performance or cash flow growth and there can be no assurances that forecast NOI growth implied in the estimated construction yield of any project will be achieved.

Management considers estimated Stabilized Yield on Developments as a useful metric for investors as it helps provide context to the expected effects that development projects will have on the Company's future performance once stabilized.

Total Revenue per Occupied Home: The Company defines Total Revenue per Occupied Home as rental and other revenues, calculated in accordance with GAAP, divided by the product of occupancy and the number of apartment homes.

Management considers Total Revenue per Occupied Home a useful metric for investors as it serves as a proxy for portfolio quality, both geographic and physical.

TRS: The Company's taxable REIT subsidiary ("TRS") focuses on making investments and providing services that are otherwise not allowed to be made or provided by a REIT.

YTD Combined Same-Store Communities: YTD Combined Same-Store Communities represent the YTD UDR Same-Store Communities and the Acquired JV Same-Store Portfolio Communities as a single portfolio, as if the Acquired JV Same-Store Portfolio Communities were 100% owned by UDR during all periods presented.

YTD UDR Same-Store Communities: The Company defines YTD UDR Same-Store Communities as those communities Stabilized for two full consecutive calendar years. These communities were owned and had stabilized operating expenses as of the beginning of the prior year, were not in process of any substantial redevelopment activities, and were not held for disposition.